FORM 6 – K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report on Foreign Issuer

Pursuant to Rule 13a – 16 or 15d – 16
of the Securities Exchange Act of 1934

For the Month of October, 2018

Gilat Satellite Networks Ltd.
(Translation of Registrant’s Name into English)

Gilat House, Yegia Kapayim Street
Daniv Park, Kiryat Arye, Petah Tikva, Israel
(Address of Principal Corporate Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒          Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐          No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):   N/A

Attached hereto is Registrant’s press release dated October 16, 2018, announcing that Hispamar and Gilat Launch a Satellite-Based Broadband Service in Brazil to Promote High-Quality Internet Access.

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Gilat Satellite Networks Ltd.
(Registrant)

Dated October 16, 2018	By: /s/ Yael Shofar
Yael Shofar
General Counsel

Hispamar and Gilat Launch a Satellite-Based Broadband
Service in Brazil to Promote High-Quality Internet Access

•	Both companies are seeking to promote development in regions with poor or no connectivity in Brazil and to help bridge the digital divide
•	Hispamar and Gilat will offer the high-value satellite-based Internet access service for residential and corporate use, as well as for additional applications such as mobile network operators
•	This will be achieved with Amazonas 3 and 5 Ka-band HTS capacity together with the Sky Edge II-c single platform for multiple applications

São Paulo, and Petah Tikva, Israel, 16 October 2018 -- Hispamar, the Brazilian subsidiary of the Spanish satellite-based telecommunications operator Hispasat, and Gilat Satellite Networks Ltd. (NASDAQ, TASE: GILT), a worldwide leader in satellite networking technology, solutions and services, have joined together to offer a new high-quality satellite-based broadband connectivity service, focusing on both the residential and corporate market, in order to extend Internet access to the parts of the country that are currently digitally isolated.

Both companies announced this plan in a special event for clients, partners and media held in São Paulo, as part of the Futurecom fair. The event was hosted by executives from both sides including Hispasat's CEO, Carlos Espinós; Hispasat’s CCO, Ignacio Sanchis; Hispamar's Business Director for South America, Sergio Chaves; Gilat’s Regional Vice President for Latin America, Tobias Dezordi and Gilat’s General Manager of Brazil, Eduardo Bessa. The joint goal is to enhance the reach of Brazilian Internet service provider networks, thus making it easier for residents to access a high-quality service, helping to bridge the digital divide and promoting development in Brazil.

For this purpose, Hispamar will use the Ka band capacity of its High Throughput Satellites (HTS) Amazonas 5 (in operation since last year) and Amazonas 3 (launched in 2013), which have coverage beams specifically designed for Brazil. The Ka band allows the satellite's power to be concentrated on smaller areas than traditional frequency bands. Together with the greater available bandwidth and the possibility to reuse frequencies that HTS technology allows, the amount of information that can be transmitted will directly increase, reaching higher speeds and achieving more competitive rates for end clients.

SkyEdge II-c, Gilat’s highly efficient multi-service platform, has been designed for HTS and supports a broad portfolio of small terminal solutions, which will enable high quality affordable broadband to multiple market segments. The user terminals are compact and easy to deploy, greatly improving performance of satellite-based connectivity.

The capacities in the Ka band of Amazonas 3 and Amazonas 5 cover 74.5% of Brazil's population, representing more than 145 million people and 48 million homes. The advanced technology of these satellites, complemented by Gilat's high performance Sky Edge II-c platform installed in the Hispamar teleport in Caxias do Sul, allows Hispamar's clients to offer complete connectivity solutions without the need to deploy additional ground-based infrastructure apart from a small terminal.

The technology presented by Hispamar and Gilat will provide a range of services including residential Internet access to Brazilian residents; connectivity services for telecommunications operators, offering competitive prices and high throughput, as well as services to institutions and companies, for the development of corporate networks. Furthermore, service will be provided for government services and mobile backhaul will be provided to complement mobile networks, as well as service for terrestrial and aerial and maritime mobility services. This plan will also help to make access to telemedicine and tele-education services easier.

Toward bridging the digital divide
 Satellite-based broadband technology is the ideal technological solution to bring Internet access to areas that lack other telecommunications infrastructure, complementing the ground-based networks in the regions where they have not been implemented yet or where they are not viable for physical or economic reasons. Satellite coverage is universal for any point within its footprint, regardless of the distances or the region's geography, and the service can be implemented quickly, as only a simple installation of a terminal and antenna needs to be done so that users can connect and enjoy broadband immediately, without having to wait for large ground-based infrastructure works to be completed.

In many regions that still lack connectivity, the Ka band offered by Hispamar and Gilat through local operators can be the solution to open the doors of the digital world to many Brazilians who are currently unable to enjoy the economic and social benefits that the Information Society provides.

About HISPAMAR
HISPAMAR is the Brazilian subsidiary of HISPASAT, the Spanish telecommunications operator. The company markets the group's fleet of satellites and operates the Amazonas satellites, acting not only in the Brazilian telecommunications market, but also throughout the American continents. With one of the largest capacities on the Latin American satellite market, HISPAMAR has become a benchmark operator in the region and provides service to the leading TV broadcasters, telecommunications operators, large corporations, companies and governments throughout America. www.hispamar.com.br

About Gilat
Gilat Satellite Networks Ltd. (NASDAQ: GILT, TASE: GILT) is a leading global provider of satellite-based broadband communications. With 30 years of experience, we design and manufacture cutting-edge ground segment equipment, and provide comprehensive solutions and end-to-end services, powered by our innovative technology. Our rich portfolio, which offers competitive high-quality solutions, includes our next generation cloud-based VSAT network platform, high-speed modems, high performance on-the-move antennas and high efficiency, high power Solid State Amplifiers (SSPA) and Block Upconverters (BUC). Gilat's solutions, with a complete catalogue of products, address the needs of broadband access, mobile backhaul, enterprise communications, in-flight connectivity, rail and maritime mobility, defence and public safety applications. Gilat offers all these solutions while maintaining strict compliance with the most demanding service level requirements. The controlling shareholders of Gilat belong to the FIMI Opportunity Funds group. For more information, visit: www.gilat.com

Certain statements made herein that are not historical are forward-look ng within the meaning of the Private Securities Litigation Reform Act of 1995. The words "estimate", "project", "intend", "expect", "believe" and similar expressions are intended to identify forward-looking statements. These forward-looking statements involve known and unknown risks and uncertainties. Many factors could cause the actual results, performance or achievements of Gilat to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements, including, among others, changes in general economic and business conditions, inability to maintain market acceptance to Gilat's products, inability to timely develop and introduce new technologies, products and applications, rapid changes in the market for Gilat's products, loss of market share and pressure on prices resulting from competition, introduction of competing products by other companies, inability to manage growth and expansion, loss of key OEM partners, inability to attract and retain qualified personnel, inability to protect the Company's proprietary technology and risks associated with Gilat's international operations and its location in Israel. We undertake no obligation to update or revise any forward-looking statements for any reason. For additional information regarding these and other risks and uncertainties associated with Gilat's business, reference is made to Gilat's reports filed from time to time with the Securities and Exchange Commission.

Contact:

Gilat Satellite Networks
Doreet Oren, Director Corporate Communications
DoreetO@gilat.com

Comm-Partners LLC
June Filingeri, President
203-972-0186

HISPAMAR
Rodrigo Tramontina (S/A Llorente & Cuenca) (11) 3054-3336 / 94778-5795
rtramontina@llorenteycuenca.com

Adriano Barbosa (S/A Llorente & Cuenca) (11) 3054-3302
abarbosa@llorenteycuenca.com